DEXIA

08003485

RECEIVED

2008 JUN 30 P 3:24

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

June 24th, 2008

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press releases of June 9th, 16th and 23rd 2008.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General

PROCESSED
JUL 0 3 2008
THOMSON REUTERS

7/1

Dexia SA
Place Rogier 11
B - 1210 Bruxelles

Tél. +32 2 213 57 00
Fax +32 2 213 57 01
www.dexia.com

Compte N° 068-2113620-17
RPM Bruxelles TVA BE 0458.548.296

1, Passerelle des Reflets
Tour Dexia La Défense 2
TSA 12203 - F - 92919 La Défense Cedex

Tél. +33 1 58 58 77 77
Fax +33 1 58 58 86 00

PRESS RELEASE

DEXIA

Brussels, Paris, 9 June 2008

Resignation from the Dexia SA Board of Directors

The Dexia SA Board of Directors has taken note of Mr. Gaston Schwertzer's decision to end his mandate as a director with Dexia for personal reasons, effective as of May 15, 2008.

Mr. Schwertzer will continue to exercise his mandate within the Board of Directors of Dexia Banque Internationale à Luxembourg, in which he was appointed vice-chairman on March 25, 2008.

Dexia SA would like to thank Gaston Schwertzer for his excellent contribution within its Board of Directors since 1999.

Fin de mandat au sein du conseil d'administration de Dexia SA

Le conseil d'administration de Dexia SA a pris acte de la décision de Monsieur Gaston Schwertzer de mettre un terme, avec effet au 15 mai 2008, à son mandat d'administrateur de Dexia, pour des raisons personnelles.

Monsieur Schwertzer continuera d'exercer son mandat au sein du conseil d'administration de Dexia Banque Internationale à Luxembourg, dont il a été nommé vice-président le 25 mars 2008.

Dexia SA remercie Gaston Schwertzer pour son excellente contribution depuis 1999 au sein de son conseil d'administration.

Einde mandaat in de raad van bestuur van Dexia NV

De raad van bestuur van Dexia NV heeft akte genomen van de beslissing van de heer Gaston Schwertzer om met ingang van 15 mei 2008 om persoonlijke redenen een einde te maken aan zijn mandaat van bestuurder van Dexia.

De heer Schwertzer zal zijn mandaat in de raad van bestuur van Dexia Banque Internationale à Luxembourg, waarvan hij op 25 maart 2008 tot vicevoorzitter werd benoemd, blijven uitoefenen.

Dexia NV dankt Gaston Schwertzer voor de uitstekende bijdrage die hij sinds 1999 in de raad van bestuur heeft geleverd.

__Dexia__ (www.dexia.com) is a European bank and the world leader in local public finance. Dexia is one of the top fifteen banking groups in the euro zone with a stock market capitalization of EUR 20.3 billion and 35,200 employees in 37 countries as of December 31, 2007. Dexia has one of the highest credit ratings in the banking industry. Dexia's development strategy is based on two pillars: its Universal Banking business in Europe (Belgium, Luxembourg, Slovakia and Turkey), and world leadership in Public/Project Finance.

Press department Brussels	*+32 2 213 50 81*	*Investor Relations Brussels*	*+32 2 213 57 46*
Press department Paris	*+33 1 58 58 86 75*	*Investor Relations Paris*	*+33 1 58 58 85 97*

Dexia S.A. - 11, Place Rogier B-1210 Brussels - 1, Passerelle des Reflets, Paris-La Défense 2, F-92919 La Défense Cedex

PRESS RELEASE

Appointments to the Dexia Group Management Board

Regulated information - Brussels, Paris, June 16, 2008 (1 page) - At the meeting of the Board of Directors to be held on July 3 next, proposals will be made by the Management Board, subject to approval by the supervisory authorities:

- to appoint ***Alain Delouis*** as member of the Management Board, responsible for Public/Project Finance and Credit Enhancement, with immediate effect, to replace Bruno Deletré, who leaves the Group,

- to appoint ***Benoît Debroise*** to replace Alain Delouis as member of the Management Board responsible for Treasury and Financial Markets, with immediate effect,

- to appoint ***Véronique Thirion***, Head of Human Resources, as associate member of the Management Board, with immediate effect.

Alain Delouis, *47, has been a member of the Dexia Management Board since January 2007, responsible for Treasury and Financial Markets for the Group. A former student of the Ecole Polytechnique, Civil Engineer ("Ponts et Chaussées) and Graduate of the Institut Supérieur des Affaires, Alain Delouis began his career in 1987 as Representative of the Prefect of the Bourgogne Region, and then spent two years as Technical Adviser to the Office of the Minister of Industry and Town and Country Planning. Alain Delouis joined Crédit local de France in 1991. He was Regional Director, Network and Commercial Director, Commitments Director and Internal Audit Director. When Dexia was created, he established the Group's Risk Management Department, and then returned to Dexia Crédit Local de France as a member of the Executive Committee, responsible for the Financial Markets Department. In 2002, he was appointed Group General Auditor, and in March 2004 Deputy Managing Director of "Treasury and Financial Markets".*

Benoit Debroise*, 48, is a member of the Management Board of Dexia Bank Belgium, responsible for Treasury and Financial Markets. He has a Doctorate in Finance from the University of Paris Sorbonne, and began his career as Representative of the Central Bank of the Comoros. In 1986 he joined the BNP group, where he occupied various posts in the dealing rooms in London and Paris in the activities of trading, origination, ALM, portfolio management and long-term finance. Benoit Debroise joined Dexia in 1996 dealing with portfolio activities for Dexia Luxembourg. From 2000, he was responsible for coordination of Group portfolio teams in the different entities and then for centralisation and direction of the management of the Credit Spread Portfolio in Ireland. Since 2007 Benoit Debroise has been a member of the Management Board of Dexia Bank Belgium responsible for market activities and a member of the Executive Committee for Treasury and Financial Markets.*

Véronique Thirion, *44, has been Head of Human Resources for the Dexia Group since April 2008. A graduate in Law from the University of Liège, she began her career in 1986 as Assistant Researcher in that institution, before becoming an External Auditor in 1988 with Deloitte, Haskins & Sells. She was then Inspector of Prudential Supervision of Credit Establishments with the Banking, Finance and Insurance Commission for nine years. In 2001 she joined the Dexia Group, as Deputy General Auditor, and then in 2004 she was appointed Group General Auditor.*

Press department Brussels	*+32 2 213 50 81*	*Investor Relations Brussels*	*+32 2 213 57 46*
Press department Paris	*+33 1 58 58 86 75*	*Investor Relations Paris*	*+33 1 58 58 85 97*

Dexia S.A. - 11, Place Rogier B-1210 Brussels - 1, Passerelle des Reflets, Paris-La Défense 2, F-92919 La Défense Cedex

PRESS RELEASE

DEXIA

FSA

DEXIA WILL PROVIDE A $5 BILLION COMMITTED STANDBY LINE OF CREDIT TO FSA'S FINANCIAL PRODUCTS SEGMENT

Regulated information – Brussels, Paris, New York, June 23, 2008 – Dexia SA and its subsidiary Financial Security Assurance Holdings Ltd., the holding company for Triple-A monoline bond insurer Financial Security Assurance Inc. (FSA), announced today that Dexia will provide a $5 billion committed, unsecured standby line of credit to the Company's Financial Products (FP) segment, which issues guaranteed investment contracts to municipal issuers and others requiring Triple-A rated deposits. The line will have an initial term of five years and will be renewed as needed thereafter.

Robert P. Cochran, chairman and chief executive officer of FSA Holdings and FSA said: "Our FP business has always had a conservative liquidity strategy. Under a wide range of stress scenarios, this business has ample liquidity to meet its obligations, but, within a context of highly nervous financial markets, we want to remove any doubt that we will have the resources to hold investment assets to maturity."

Axel Miller, chief executive officer of Dexia, said: "On a stand-alone basis, FSA is strong and has acquired a leadership position in public, project and infrastructure finance, a core and strategic activity for Dexia. Over the last quarters, both Dexia and FSA have been in a position to demonstrate to the market that they were willing and able to develop their franchise and to continue to provide credit enhancement and financial solutions to the US and international public sector. This is currently done at very attractive returns and strong credit conditions. In a ravaged industry, this does not come by accident. Thanks to its superior and disciplined credit culture, FSA has been able to avoid the worst mistakes made by the industry and to maintain its AAA ratings with stable outlook with capital above and in excess of rating agencies' AAA requirements. FSA has crafted its liquidity structure and reinforced it in recent months to withstand pretty severe liquidity stress tests.
We are committed to taking any and all necessary measures to ensure that FSA's ratings and leadership position in public finance are maintained and, to that end, will take the necessary steps, taking advantage of Dexia's easy and ample access to liquidity, to confirm to clients and investors that we are in for the long haul, even if such steps are not necessary from a strict liquidity point of view."

Dexia *(www.dexia.com) is a European bank and the world leader in local public finance. Dexia is one of the top fifteen banking groups in the euro zone with a stock market capitalization of EUR 20.3 billion and 35,200 employees in 37 countries as of December 31, 2007. Dexia has one of the highest credit ratings in the banking industry. Dexia's development strategy is based on two pillars: its Universal Banking business in Europe (Belgium, Luxembourg, Slovakia and Turkey), and world leadership in Public/Project Finance.*

Financial Security Assurance Holdings Ltd. *(the Company), headquartered in New York City, is a holding company whose affiliates provide financial guarantees and financial products to clients in both the public and private sectors around the world. The principal operating subsidiary, Financial Security Assurance Inc. (FSA), a leading guarantor of public finance and asset-backed obligations, has been assigned Triple-A ratings, the highest ratings available, from Fitch Ratings, Moody's Investors Service, Inc., Standard & Poor's Ratings Services and Rating and Investment Information, Inc. Through other subsidiaries, the Company provides FSA-insured financial products, such as guaranteed investment contracts, to obtain funds at Triple-A cost and then invests those funds in high-quality, liquid securities. The Company is a member of the Dexia group.*

Dexia S.A. - 11, Place Rogier B-1210 Brussels - 1, Passerelle des Reflets, Paris-La Défense 2, F-92919 La Défense Cedex

Press department Brussels	*+32 2 213 50 81*	*Investor Relations Brussels*	*+32 2 213 57 46*
Press department Paris	*+33 1 58 58 86 75*	*Investor Relations Paris*	*+33 1 58 58 85 97*

FSA - Betsy Castenir, Press Relations, +1 212 339-3424 - Robert Tucker, Investor Relations, +1 212 339-0861

END